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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-37567

FACING PACE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Johnson Rice & Company LLC

OFFICIAL USE ONLY
19524
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

639 Loyola Ave., Suite 2775
(No. and Street)

New Orleans (City) LA (State) 70113 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Sheridan (504)-584-1218
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LaPorte, Sehrt, Romig & Hand
(Name- *if individual, state last, first, middle name*)

110 Veterans Blvd., Suite 200 (Address) Metairie (City) LA (State) 70005 (Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.


SECURITIES AND EXCHANGE COMMISSION
MAR 1 2010
BRANCH OF REGISTRATIONS AND
04 EXAMINATIONS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Sec 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, Mark Sheridan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Johnson Rice & Company LLC as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

Manager

Title



Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- [x] (n) A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditor's Report on Internal Control

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



LaPorte Sehrt
Romig Hand
CERTIFIED PUBLIC ACCOUNTANTS

To the Members
Johnson Rice & Company L.L.C.

Independent Auditor's Report

We have audited the accompanying statements of financial condition of **JOHNSON RICE & COMPANY L.L.C.** (the Company) as of December 31, 2009 and 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **JOHNSON RICE & COMPANY L.L.C.** as of December 31, 2009 and 2008, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

LaPorte, Sehrt, Romig & Hand

A Professional Accounting Corporation

Metairie, LA
February 20, 2010

110 Veterans Memorial Boulevard, Suite 200, Metairie, LA 70005-4958 · 504.835.5522 · Fax 504.835.5535
5100 Village Walk, Suite 300, Covington, LA 70433-4012 · 985.892.5850 · Fax 985.892.5956
Town Hall West, 10000 Perkins Rowe, Ste. 200, Baton Rouge, LA 70810-1797 · 225.296.5150 · Fax 225.296.5151
www.laporte.com

JOHNSON RICE & COMPANY L.L.C.
STATEMENTS OF FINANCIAL CONDITION

ASSETS

	December 31, 2009	December 31, 2008
Cash and Cash Equivalents	$ 218,679	$ 347,252
Deposits Held by Clearing Broker, Restricted	150,000	150,000
Receivable from Clearing Broker	2,173,443	5,721,384
Securities Owned, Held at Clearing Broker, at Fair Value	7,265,089	1,646,771
Furniture, Equipment and Leasehold Improvements, Net of Accumulated Depreciation of $733,569 in 2009 and $698,372 in 2008	252,914	262,228
Other Assets	31,751	28,571
	$ 10,091,876	$ 8,156,206

LIABILITIES AND MEMBERS' EQUITY

	2009	2008
LIABILITIES		
Accounts Payable and Accrued Liabilities	$ 1,703,085	$ 2,135,700
Securities Sold, Not Yet Purchased, at Fair Value	78,514	7,888
Total Liabilities	1,781,599	2,143,588
MEMBERS' EQUITY	8,310,277	6,012,618
	$ 10,091,876	$ 8,156,206

The accompanying notes are an integral part of these financial statements.